UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   **November 20, 2004**

TGT PIPELINE, LLC
(Exact name of registrant as specified in its charter)

DELAWARE	**333-108693-01**	**06-1687421**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3800 FREDERICA STREET, OWENSBORO, KENTUCKY	**42301**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(270) 926-8686**

NOT APPLICABLE
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On November 20, 2004, TGT Pipeline, LLC ("TGTP"), a wholly-owned subsidiary of Loews Corporation, entered into a definitive agreement (the "Purchase Agreement") to purchase (the "Acquisition") all of the limited partnership interests of Gulf South Pipeline, L.P. ("Gulf South") and all of the limited liability company interests of GS Pipeline Company, LLC, the sole general partner of Gulf South from Entergy-Koch, L.P. for a purchase price of $1,136,000,000 in cash, subject to adjustment as provided in the Purchase Agreement (the "Purchase Price"). Loews Corporation has guaranteed the obligation of the registrant to pay the Purchase Price. The obligations of the parties to close the Acquisition are subject to normal and customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The parties expect to close the Acquisition no later than three (3) business days after satisfaction of such conditions.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
99.1	**Loews Corporation press release, issued November 22, 2004,announcing the Purchase Agreement.**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TGT PIPELINE, LLC
(Registrant)

Date: November 22, 2004

By: /s/ Jamie L. Buskill
Jamie L. Buskill
Vice President and
Chief Financial Officer

Exhibit 99.1



LOEWS CORPORATION

NEWS RELEASE

CONTACT:
Peter W. Keegan, Senior Vice President, (212) 521-2950
Candace Leeds, V.P. of Public Affairs, (212) 521-2416
Joshua E. Kahn, Investor Relations, (212) 521/2788

FOR IMMEDIATE RELEASE

LOEWS CORPORATION ANNOUNCES AGREEMENT TO PURCHASE
GULF SOUTH PIPELINE, LP FROM ENTERGY-KOCH, LP FOR $1.136 BILLION

NEW YORK, November 22, 2004 — Loews Corporation (NYSE:LTR) today announced that its wholly-owned subsidiary, TGT Pipeline, LLC, has entered into a definitive agreement to purchase Gulf South Pipeline, LP from Entergy-Koch, LP for $1.136 billion. Entergy-Koch, LP is a venture of Entergy Corporation (NYSE: ETR) and privately-owned Koch Energy, Inc., a subsidiary of Koch Industries, Inc.

The closing of the transaction, which is expected to occur prior to year-end, is subject to normal and customary conditions, including the expiration of the waiting period under the Hart-Scott-Rodino antitrust law.

Gulf South Pipeline owns and operates an 8,000-mile interstate natural gas pipeline, gathering and storage system located in the U.S. Gulf Coast. Gulf South is headquartered in Houston with field offices located in Texas, Louisiana, Mississippi, Alabama and Florida. The Gulf South pipeline system is comprised of approximately 6,800 miles of interstate transmission pipeline, 1,200 miles of gathering pipeline and 68.5 billion cubic feet of working gas storage capacity.

James Tisch, Chief Executive Officer of Loews, commented on the acquisition, "We view Gulf South as a highly attractive pipeline system, both as a stand-alone business and as a complement to our Texas Gas Transmission subsidiary. We look forward to bringing Gulf South on as a new Loews subsidiary and to working with Gulf South's seasoned management team. We expect the transaction to be accretive to Loews's earnings per share and to enhance our free cash flow."

The Company intends to finance approximately 50 percent of the purchase price by issuing debt at the pipeline subsidiary level following the acquisition of Gulf South.

Conference Call at 11:00 a.m. Today

Loews will hold a conference call at 11:00 a.m. ET on Monday, November 22, 2004, to discuss the planned acquisition of Gulf South. A live broadcast of this conference call will be available online at the Loews website (www.loews.com). Please go to the website at least 10 minutes before the event begins to register and to download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (877) 692-2592. An online replay will be available at the Company's website for one week following the call.

Loews Corporation, a holding company, is one of the largest diversified financial corporations in the United States. Its principal subsidiaries are CNA Financial Corporation, Lorillard, Inc., Diamond Offshore Drilling, Texas Gas Transmission, Loews Hotels, and Bulova Corporation. TGT Pipeline, LLC is a wholly-owned subsidiary of Loews Corporation and is the direct parent of Texas Gas Transmission, LLC.

***

Forward-Looking Statements. Statements in this press release that contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 include, but are not limited to, statements using the words "believes", "expects", "plans", "intends", "should" and similar expressions, and other statements concerning the Company's future plans, objectives, and expected performance. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Important risk factors that could cause actual results to differ include, but are not limited to: domestic demand for natural gas; Gulf South's reliance on Gulf Coast and East Texas natural gas supplies; extensive competition from other pipelines; economic and political changes, such as regulation, inflation rates, and other external factors over which the Company has no control; and the outcome of contingencies (including completion of the acquisition, arranging financing and regulatory approval). A discussion of the additional risk factors that could impact the Company's overall business and financial performance can be found in the Company's reports filed with the Securities and Exchange Commission. Copies of these reports are available through the Company's website (www.loews.com). Given these risk factors, investors and analysts should not place undue reliance on forward-looking statements.

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